50
11-30-04

04014269

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 25 2004
DIVISION OF MARKET REGULATION

AM 11-30-2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30266

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2003 (MM/DD/YY) AND ENDING July 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACCUMULATION PLANNING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8172 NORTH 28TH PLACE
(No. and Street)

PHOENIX (City) ARIZONA (State) 85016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wm. J. Fairbanks, Jr., President 602-864-4664
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRAVERMAN INTERNATIONAL, P.C.
(Name – if individual, state last, first, middle name)

1255 Mc DONALD DRIVE (Address) PRESCOTT (City) ARIZONA (State) 86303 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wm. J. Fairbank, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accumulation Planning, Inc, as of 7/31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

no exceptions

OFFICIAL SEAL
JOYCE KIDDER
NOTARY PUBLIC - STATE OF ARIZONA
MARICOPA COUNTY
My Comm Expires January 18, 2005

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCUMULATION PLANNING, INC.

FINANCIAL STATEMENTS

JULY 31, 2004

TABLE OF CONTENTS

	PAGE
REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM	F-1
STATEMENT OF FINANCIAL CONDITION	F-2
STATEMENT OF OPERATIONS	F-3
STATEMENT OF STOCKHOLDERS' EQUITY	F-4
STATEMENT OF CASH FLOWS	F-5
COMPUTATION OF NET CAPTIAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	F-6
NOTES TO FINANCIAL STATEMENTS	F-7
REPORT ON INTERNAL CONTROL FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3	F-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Accumulation Planning. Inc.
Phoenix, Arizona

We have audited the accompanying statement of financial condition of Accumulation Planning. Inc. (an Arizona corporation) as of July 31, 2004, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Accumulation Planning. Inc. as of July 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information had been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Braverman International, P.C.

Braverman International, P.C.
Prescott, Arizona
October 4, 2004

ACCUMULATION PLANNING, INC.
STATEMENT OF FINANCIAL CONDITION
July 31, 2004

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	4,320
Marketable Securities		162,515
Total Current Assets		166,835
FURNITURE AND COMPUTER EQUIPMENT, at cost		
Net of Acculated Depreciation		358
TOTAL ASSETS	$	167,193

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	2,387
Accounts Payable- related party		1,800
Accrued liabilities		5,932
Income Taxes Payable		16,140
Total Current Liabilities		26,259
STOCKHOLDER'S EQUITY		
Common Stock, no par value, Authorized 100,000 shares; Issued and outstanding 20,000 shares		20,000
Retained Earnings		94,711
Accumulated Other Comprehensive Income		26,223
Total Stockholder's Equity		140,934
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	167,193

The accompanying notes are an integral part of these financial statements

ACCUMULATION PLANNING, INC.
STATEMENT OF OPERATIONS
YEAR ENDED JULY 31, 2004

REVENUE		
Commissions	$	37,123
Dividend and captial gain income		9,905
Total Revenues		47,028
COSTS AND EXPENSES		
Commissions		2,010
General and Administrative Expenses		35,226
Interest on late payment of income taxes		922
Depreciation		715
Realized loss on securities-net		19,817
Total costs and expenses		58,690
(LOSS) BEFORE INCOME TAXES		(11,662)
Income Tax Expense		2,984
NET (LOSS)	$	(14,646)

The accompanying notes are an integral part of these financial statements

ACCUMULATION PLANNING, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED JULY 31, 2004

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, August 1, 2003	$ 20,000	$ 109,358	$ 10,847	$ 140,205
Comprehensive Income				
Net (Loss)		(14,646)		(14,646)
Other Comprehensive Income				
Unrealized gains on Securities:				
Unrealized Holding Gains arising during the year			15,376	15,376
Balance, July 31, 2004	$ 20,000	$ 94,712	$ 26,223	$ 140,935

The accompanying notes are an integral part of these financial statements

ACCUMULATION PLANNING, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JULY 31, 2004

OPERATING ACTIVITIES		
Net (loss)	$	(14,646)
Depreciation		715
Write off of securities		20,100
Adjustments to reconcile net income to net cash provided by operating activities:		
Effects of changes in operating assets and liabilities:		
Decrease in commissions receivable		1,712
Decrease in Accounts Payable		(3,813)
Increase in accrued liabilities		5,932
Increase in Income Taxes Payable		2,984
Net cash (used) by operating activities		12,984
INVESTING ACTIVITIES		
(Increase) in cost of Mutual Funds		(27,587)
Net cash (used) by investing activities		(27,587)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS		(14,603)
CASH AND CASH EQUIVALENTS - beginning of year		18,923
CASH AND CASH EQUIVALENTS - end of year	$	4,320
Supplemental Cash Flow Disclosures		
Increase in unrealized gain - Mutual Funds	$	8,176

The accompanying notes are an integral part of these financial statements

ACCUMULATION PLANNING, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JULY 31, 2004

	Per Audited Financial Statements	Per Unaudited X-17A-5 Part IIA	
Net Capital			
Total Stockholder's Equity	$ 140,934	$ 140,934	
Non-allowable Assets	358	20,458	a
Total Allowable Capital	140,576	120,476	
Net Capital Before Haircuts on Securities Position	140,576	120,476	
Haircuts Computed Pursuant to Rule 15c3-1			
Money Market Funds/Mutual Funds	2,726	2,726	
Net Capital	137,850	117,750	
Less: Net Capital Requirement Pursuant to Rule 15-c-1	5,000	5,000	
Net Capital in Excess of Requirement	$ 132,850	$ 112,750	

a- NASDAQ warrants were written off as of the audit date due to their worthless which were carried at at cost of $20,100.

ACCUMULATION PLANNING, INC.
NOTES TO FINANCIAL STATEMENTS
July 31, 2004

NOTE 1. ORGANIZATION

Accumulation Planning, Inc. (the Company) was incorporated under the laws of the State of Arizona on July 21, 1983, On August 23, 1983, the Company registered with the Securities and Exchange Commission under the requirements of the Securities Exchange Act of 1934. The Company forwards client transactions to direct participation plans, real estate limited partnerships and mutual funds, that carry such accounts, therefore, no customer accounts are reflected in the financial statements. The Company is exempt from the provisions of Rule 15c3-3.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE

Commission revenue consists of commissions earned through the sale of units in mutual fund shares and interest in direct participation plans.

CONCENTRATION OF RISK

Commissions earned generated by the personal efforts of the Company's principal stockholder account for the majority of the Company's revenue.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents include funds held in demand deposit account, money market accounts, and any highly liquid debt instruments purchased with a maturity of three months or less.

MARKETABLE SECURITIES

Marketable securities consists of four mutual funds and NASD warrants which can be used to purchase NASDAQ common shares at various future dates. Marketable securities are carried at fair value. Net unrealized gains and losses are not recognized in the period they incur but are recorded as an adjustment to stockholder's equity until the underlying securities are disposed of by sale or otherwise.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at July 31,2004, do not materially differ from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition. The Company, using available market information and appropriate valuation methodologies, has determined the estimated fair value amounts. Considerable judgment is necessarily required in interpreting market data to develop

the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

COMMISSIONS PAID

Commissions are recorded as an expense to registered representatives on a trade-date basis as securities transactions occur.

ESTIMATES

The process of preparing financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements, depreciation and valuation allowances for deferred tax assets. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3. MARKETABLE SECURITIES

At July 31, 2004, the Company had an investment in four mutual funds with a combined cost basis of $136,292, and a market value of $162,515 carried as available-for-sale securities. The difference between cost and market of these funds has resulted in the increase to accumulated other comprehensive income in the amount of $26,223 of which $18,047 was reported as of July 31, 2003. During the year ended July 31, 2004, the unrealized loss in market value of the NASD warrants recorded as of July 31, 2003 of $7,200 was removed. Therefore the net increase in accumulated other comprehensive income for the year was $15,376.

The cost and approximate market value of securities available for sale and held to maturity at July 31, 2004 are:

	Cost	Gross Unrealized Gains	Market Value
Mutual Funds	$ 136,292	$ 26,223	$ 162,515

During the year ended July 31, 2004, mutual funds earned $9,905 in dividend income and $283 of capital gains income.

The NASD warrants had been included in the prior year as a component of accumulated other comprehensive income at a net value of $12,900. As of July 31, 2004, these warrants had no value, accordingly the entire cost was written off as a realized loss.

NOTE 4. FIXED ASSETS

Fixed assets, at cost, consisted of the following:

Computer systems	$ 8,088
Furniture	5,000
	13,088
Less Accumulated Depreciation	(12,730)
	$ 358

Depreciation is recorded principally on the Modified accelerated Cost Recovery System (MACRS) method at rates based on the useful lives of the assets (5 to 7 years). The MACRS method of depreciation is not significantly different than the depreciation computed under accounting principles generally accepted in the United States of America. Gains or losses from disposal of assets are recorded in other income. Repairs and maintenance is charged to expense as incurred. Current year depreciation expense is $715.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company is wholly owned by the William J. Fairbank, Jr., Trust. Mr. Fairbank is the Trustee and is also the President and Treasurer of the Company. Mr. Fairbank acts as a registered representative of the Company and executes transactions on behalf of customers for which the Company is paid commissions. During the year, Mr. Fairbank controls and operates other affiliated businesses. The existence of that control could result in operating results or financial position of the Company significantly different from those that would have been obtained if the entities were autonomous.

The Company's operations are conducted from the premises of Mr. Fairbank for which no rental expense is recorded. However, the majority of other incrementally incurred business costs and expenses of the Company incurred by him are recorded, such as telephone, travel, business meals, and automobile. The Company also reimbursed Mr. Fairbank for medical insurance premiums and uninsured medical expenses which amounted to $6,496. He was not paid any commissions or other compensation by the Company during the current fiscal year.

NOTE 6. NET CAPITAL REQUIREMENT

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At July 31, 2004, the Company's computed net capital of $5,000 exceeded required net capital of $5,000 by $135,576. At July 31, 2004, the Company's ratio of aggregate indebtedness to net capital was .19 to 1.

NOTE 7. COMMITMENTS AND CONTINGENCIES

INCOME TAXES

As of July 31, 2004, the Company had not filed any income tax returns or paid any income taxes for the years ended July 31, 2002 and 2003. In addition, it has not paid required estimated income tax payments for the current year. Because of this oversight, interest and penalties have been accrued as of July 31, 2004, totaling $5,932. The total amount payable for income taxes, interest and penalties is $22, 072 as of July 31, 2004.

RETIREMENT COSTS

An affiliate of the Company was reimbursed $5,400 during the year for the present and past services of a former employee of several companies owned by the Company's president/sole shareholder, including services provided for the Company. This amount represents one-half of the total amount paid by the affiliate. There was no formal retirement plan for the past 22 years of service by the employee, however, the president/sole shareholder and the employee believe that the $450 monthly amount presently being paid by the Company will continue.

No post employment liability has been recorded in the financial statements for this contingent liability. It is expected that the benefit to be paid over the next 5 years will be $27,000. The employee's internet and telephone expenses are being currently reimbursed by the Company.

NOTE 8. INCOME TAXES

Statement of Financial Accounting Standards No. 109 establishes standards of financial accounting and reporting for income taxes currently payable and for the tax consequences of certain timing differences; events that create tax and financial reporting differences; and net operating loss carrybacks and carryforwards. Statement 109 is effective for fiscal years beginning after December 15, 1992. The Company has adopted the Statement of Financial Accounting Standard No. 109.

Unrealized gains on mutual funds as of July 31, 2004 resulted in a deferred income tax liability during the year of $5,245, which has been substantially offset by the Company's deferred tax asset relating to the income tax effect of available capital losses currently unusable for income tax purposes, therefore the immaterial difference has not been recorded.

The components of income tax expense are as follows:

	Federal	Arizona	Total
Current	$ 1,965	$ 1,019	$ 2,984
Provision for income tax	$ 1,965	$ 1,019	$ 2,984

Income taxes payable include the following:

	Federal	Arizona	Total
Taxes payable	$11,045	$ 5,095	$16,140

The provision for federal income taxes for the current year differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

Federal statutory income tax at 34%	$ (3,965)
Non deductible security losses	2,973
Effect of state income taxes	865
Surtax exemptions	2,216
Non deductible amounts and other	895
Income Tax Expense	$ 2,984

NOTE 9. CONCENTRATION OF RISK

The Company has concentration of risk related to its reliance upon the sales of securities. Downturns in the market could severely impact revenues.

BRAVERMAN INTERNATIONAL, P.C.
Certified Public Accountants
1255 McDonald Drive
PRESCOTT, AZ 86303

To the Board of Directors
Accumulation Planning, Inc.
Phoenix, Arizona

In planning and performing our audit of the financial statements and the supplemental schedule of Accumulation Planning, Inc. for the year ended July 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Accumulation Planning, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of the Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

To the Board of Directors
Accumulation Planning, Inc.
October 4, 2004

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted several matters involving internal control, including its design, implementation and monitoring activities for safeguarding securities and other assets, and the reliability of financial reporting, that we consider to be material weaknesses as defined above which were brought to the attention of management.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose by anyone other than these specified parties.

Braverman International, P.C.

Braverman International, P.C.
Prescott, Arizona
October 4, 2004